June 25, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 “F” Street, N.E.
Washington, D.C.  20549

Attention:	Barbara C. Jacobs

Re:	PROS HOLDINGS INC.
Registration Statement on Form S-1 (File No. 333-141884)

Ladies and Gentlemen:

As the undersigned underwriters of the proposed public offering of up to 6,825,000 shares of Common Stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on June 27, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 15, 2007, through the date hereof:

Preliminary Prospectus dated June 15, 2007;

9,149 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES INC.
DEUTSCHE BANK SECURITIES INC.
JEFFERIES & COMPANY, INC.
THOMAS WEISEL PARTNERS LLC

By:	J. P. MORGAN SECURITIES INC.

By:	/s/ John Bertone
Name: John Bertone
Title: Vice-President